Exhibit 99.2

RAGING CAPITAL MASTER FUND, LTD.
c/o Raging Capital Management, LLC
Ten Princeton Avenue
P.O. Box 228
Rocky Hill, New Jersey 08553

February 25, 2016

____________
____________
____________

Re:	A. M. Castle & Co.

Dear Mr. ________:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of A. M. Castle & Co. (the “Company”) in connection with the proxy solicitation that Raging Capital Master Fund, Ltd. and its affiliates (collectively, the “Raging Capital Group”), is considering undertaking to nominate and elect directors at the Company’s 2016 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter (“Agreement”) will set forth the terms of our agreement.

The members of the Raging Capital Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Raging Capital Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Raging Capital Group), or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Raging Capital Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Raging Capital Group shall not relieve it from any liability which it may have on account of this Agreement, except to the extent it shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Raging Capital Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Raging Capital Group may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.  Notwithstanding anything to the contrary set forth in this Agreement, the Raging Capital Group shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Raging Capital Group’s prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of the Raging Capital Group, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Raging Capital Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Raging Capital Group, its affiliates or members of its Schedule 13D group which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Raging Capital Group, its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Raging Capital Group so that the Raging Capital Group or any member thereof may seek a protective order or other appropriate remedy or, in the Raging Capital Group’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or the Raging Capital Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Raging Capital Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Raging Capital Group and, upon the request of a representative of the Raging Capital Group, all such information shall be returned or, at the Raging Capital Group’s option, destroyed by you, with such destruction confirmed by you to the Raging Capital Group in writing.

This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.  Any legal action or proceeding arising out of the provisions of this Agreement shall be brought and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

*          *          *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

RAGING CAPITAL MASTER FUND, LTD.

By:	Raging Capital Management, LLC Investment Manager

By:
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

ACCEPTED AND AGREED: